                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2004

                          Commission File No. 000-27476
                                              ---------

                          Coolbrands International Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ ]   Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________




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     Materials relating to Registrant and filed pursuant to this Form 6-K include a press release filed with SEDAR in Canada relating to the Registrant's announcement of record increases in revenues for the first quarter of fiscal 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COOLBRANDS INTERNATIONAL INC.


Date: January 22, 2004                  By: /s/ Aaron Serruya
                                            ------------------------------------
                                            Name: Aaron Serruya
                                            Title: Executive Vice President




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                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: January 22, 2004

                      COOLBRANDS INTERNATIONAL INC. REPORTS
                  RECORD INCREASES IN REVENUES AND NET EARNINGS
                        FOR FIRST QUARTER OF FISCAL 2004

CoolBrands International Inc. (TSX: COB.A) announced today that revenues for the first quarter of fiscal 2004 increased by 115.3% to $138,450,000 from $64,299,000 for the same quarter last year. Net earnings for the quarter increased by 178.8% to $7,591,000 ($0.14 basic and diluted earnings per share) as compared with net earnings of $2,723,000 ($0.05 basic and diluted earnings per share) for the same quarter last year

The growth in revenues for the first quarter of 2004 reflected increased sales of prepackaged consumer products, including incremental sales from Americana Foods, Eskimo Pie Frozen Distribution and from the Dreamery'r' and Whole Fruit'TM' brands and the Godiva'r' brand license that were acquired in July 2003 and drayage income. Sales for the first quarter increased by 93.7% to $122,121,000 as compared with $63,062,000 for the first quarter of 2003. Drayage and other income increased to $15,365,000. Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle.

Gross profit dollars increased to $30,409,000 for the first quarter of fiscal 2004 from $23,499,000 for the same quarter last year, a 29.4% increase. Gross profit percentage for first quarter of fiscal 2004 decreased to 24.9% as compared to 37.3% for the first quarter of fiscal 2003, due to the impact of lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. Selling, general and administrative expenses for first quarter of fiscal 2004 declined as a percentage of revenues to 24.1% as compared to 30.8% for first quarter of fiscal 2003.

EBITDA for the first quarter increased to $14,525,000 from $6,222,000 during the same quarter last year, an increase of $8,303,000, or 133.5%. Cash and short term investments increased to $49,468,000 at November 30, 2003 from $30,140,000 at August 31, 2003. Working capital improved to $107,966,000 at November 30, 2003 from $85,734,000 at August 31, 2003. CoolBrands' current ratio improved to
2.6 to 1 at November 30, 2003 from 2.1 to 1 at August 31, 2003.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "Our first quarter results reflect the successful integration of the assets and businesses we acquired in 2003 and the ongoing growth of our base business. Our expanded portfolio of brands, as well as our new distribution and manufacturing operations, all contributed to the dramatic increase in the size and profitability of CoolBrands during the quarter."




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CoolBrands International Inc.
Consolidated Balance Sheets
as at November 30, and August 31, 2003
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                     November 30,    August 31,
                                                             2003          2003
                                                      (Unaudited)
                                                                $             $
Assets
Current assets:
   Cash and short term investments                         49,468       30,140
   Receivables                                             60,763       60,807
   Receivables - affiliates                                 3,556        3,185
   Inventories                                             53,298       55,604
   Prepaid expenses                                         6,608        9,722
   Future income taxes                                      2,684        1,930
                                                          -------      -------
Total current assets                                      176,377      161,388

Future income taxes                                         4,230        2,977
Property, plant and equipment                              26,798       28,349
License agreements                                         11,381       12,357
Intangible and other assets                                 8,529        9,084
Goodwill                                                   95,492       99,695
                                                          -------      -------
                                                          322,807      313,850
                                                          =======      =======

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                        19,824       27,339
   Payables - affiliates                                      622          754
   Accrued liabilities                                     39,115       33,530
   Income taxes payable                                     1,703        5,204
   Future income taxes                                      1,880        3,144
   Current maturities of long-term debt                     5,267        5,683
                                                          -------      -------
Total current liabilities                                  68,411       75,654

Long-term debt                                             31,407       38,671
Other liabilities                                           3,635        3,984
Future income taxes                                         4,535        4,722
                                                          -------      -------
Total liabilities                                         107,988      123,031
                                                          -------      -------
Minority interest                                          14,614        2,968
                                                          -------      -------

Shareholders' Equity:
Capital stock                                             138,103      122,406
Cumulative translation adjustment                         (19,838)      (8,904)
Retained earnings                                          81,940       74,349
                                                          -------      -------
Total shareholders' equity                                200,205      187,851
                                                          -------      -------
                                                          322,807      313,850
                                                          =======      =======




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CoolBrands International Inc.
Consolidated Statements of Earnings
for the three months ended November 30, 2003 and 2002
--------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars, except share data)

                                                                   2003     2002
                                                                      $        $
Revenues:

Sales                                                           122,121   63,062
Franchising and licensing revenues:
   Royalty income                                                   597      696
   Franchise and license fees                                       284      346
   Consumer products license fee                                     83
Drayage and other income                                         15,365      195
                                                                -------   ------
Total revenues                                                  138,450   64,299
                                                                -------   ------

Operating expenses:
   Cost of goods sold                                            91,712   39,563
   Selling, general and administrative expenses                  33,385   19,796
   Interest expense                                                 577      548
                                                                -------   ------
Total operating expenses                                        125,674   59,907
                                                                -------   ------

Minority interest                                                   288
                                                                -------   ------

Earnings before income taxes                                     12,488    4,392
Provision for income taxes                                        4,897    1,669
                                                                -------   ------
Net earnings                                                      7,591    2,723
                                                                =======   ======
Earnings per share:
   Basic and diluted                                               0.14     0.05
                                                                =======   ======
Weighted average shares outstanding:
   Shares used in per share calculation - basic                  54,413   51,714
   Shares used in per share calculation - diluted                55,891   53,300

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the three months ended November 30, 2003 and 2002
--------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars)

                                                                  2003     2002
                                                                     $        $
Cash and short term investments provided by (used in):

Operating activities:
Net earnings                                                     7,591    2,723
Items not affecting cash:
   Depreciation and amortization                                 1,460    1,282
   Future income taxes                                          (1,886)  (1,176)
   Minority interest                                               288
Changes in current assets and liabilities:
   Receivables                                                    (322)   9,028
   Receivables - affiliates                                       (381)   1,199
   Allowance for doubtful accounts                                 349       91
   Inventories                                                   2,371   (4,323)
   Prepaid income taxes                                                    (215)
   Prepaid expenses                                              3,197    2,648
   Accounts payable                                             (7,723)   1,207
   Payables - affiliates                                          (136)    (127)
   Accrued liabilities                                           5,880   (3,479)
   Income taxes payable                                         (3,596)  (7,392)
   Other assets                                                    (73)      (1)
   Other liabilities                                              (359)     113
                                                                ------   ------
Cash provided by operating activities                            6,660    1,578
                                                                ------   ------

Investing activities:
Increase in notes receivable                                                (19)
Repayment of notes receivable                                        3      108
Purchase of leasehold improvements and equipment                (3,005)  (1,297)
                                                                ------   ------

Cash used in investing activities                               (3,002)  (1,208)
                                                                ------   ------

Financing activities:
Expenses for special warrants                                              (144)
Proceeds from issuance of Class A and B shares                  15,697       28
Capital contributions from Partnership's minority partner       11,554
Repayment of long-term debt                                     (5,000)  (1,578)
                                                                ------   ------

Cash provided by (used in) financing activities                 22,251   (1,694)
                                                                ------   ------
(Decrease) increase in cash flow due to changes in
   foreign exchange rates                                       (6,581)     189
                                                                ------   ------
Increase (decrease) in cash and short term investments          19,328   (1,135)
Cash and short-term investments - beginning of period
                                                                30,140   47,086
                                                                ------   ------

Cash and short-term investments - end of period                 49,468   45,951
                                                                ======   ======

CoolBrands International Inc.
Summary Financial Data
--------------------------------------------------------------------------------
(in thousands of dollars, except share data):

                                                      For the Three Months Ended
                                                             November 30,
                                                      --------------------------
                                                              2003     2002
                                                                 $        $
Revenues                                                   138,450   64,299
Earnings before income taxes                                12,488    4,392
Provision for income taxes                                   4,897    1,669
                                                           -------   ------
Net earnings                                                 7,591    2,723
                                                           =======   ======

Basic and diluted earnings per share:                          .14      .05

EBITDA                                                      14,525    6,222
Depreciation and amortization                                1,460    1,282
Interest expense                                               577      548
Weighted average number of shares outstanding:
   Shares used in per share calculation - basic             54,413   51,714
   Shares used in per share calculation - diluted           55,891   53,300

About CoolBrands International Inc.:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.











                       STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as..................................'TM'

The registered trademark symbol shall be expressed as........................'r'